Life Nutrition Products, Inc.
121 Monmouth Street, Suite A
Red Bank, NJ 07701

Mr. Frank Wyman, Division of Corporate Finance Securities and Exchange Commission 100 F Street NE

Washington, DC 20549

3/31/09

Re: Life Nutrition Products, Inc. Item 4.01 Form 8-K Filed March 19, 2009 File No. 333-
152432

Dear Mr. Wyman:

In response to your comment letter dated, March 21, 2009, we are electronically filing herewith our Amendment No. 1 to the above referenced Form 8-k. The Amendment No. 1 is marked with  tags to show the changes made from the previous filing.

Our numbered response below corresponds to the number comment in your letter, Form 8-K

Your comment 1: The letter dated March 19, 2009 from your former accountant, Rosenberg Rich Baker Berman & Co, addresses only whether they agree with your assertion that there were no disagreements during the two most recent fiscal years and subsequent interim period and does not address your other assertions relevant to services provided by this firm. Please amend your Form 8-K to include a revised letter from your former accountant that addresses all relevant disclosures made by you in response to Item 304 (a), particularly the nature of their opinions rendered on your financial statements for the previous two years and interim period though March 16, 2009.

Our response: Amendment No. 1 to Form 8-K includes the requested revised letter from our former accountant Rosenberg Rich Baker Berman & Co.

Life Nutrition Products, Inc. (“the Company”) acknowledges the following:

-The Company is responsible for the adequacy and accuracy of the disclosure of filings, -Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and, -The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Life Nutrition Products, Inc

Michael M. Salerno
President